NEWS RELEASE

EMX Options its Yarrol and Mt Steadman Projects in Australia to partner Many Peaks Gold

Vancouver, British Columbia, May 2, 2023 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the execution of an exploration and option agreement for EMX's Yarrol and Mt Steadman Projects in Queensland, Australia (the "Projects") to Many Peaks Gold (ASX:"MPG"). The agreement provides EMX with cash payments, additional equity interests in MPG and work commitments during a fifteen month option period. Upon exercise of the option EMX will receive additional payments of cash and shares of MPG along with annual advance royalty payments, royalty interests and other considerations.

The Yarrol Project contains zones of gold and copper mineralization in addition to newly discovered areas with cobalt-enriched manganese oxide mineralization and heavy mineral sands deposits (see Figures 1 and 2). The Mount Steadman Project contained historically defined zones of gold mineralization in addition to areas of historic gold mining activities (see Figures 1 and 3). Both projects were acquired by EMX as part of recent regional assessments of prospectivity in eastern Australia via purchase agreements with third parties, and then greatly expanded by EMX via filing of exploration license applications.

MPG is currently an EMX partner on the Company's nearby Queensland Gold project. Together with the Queensland Gold project, the addition of Yarrol and Mt Steadman to MPG's portfolio builds a substantial property package with a diverse suite of mineral deposits and occurrences in central Queensland.

Commercial Terms Overview: All terms in US Dollars unless otherwise indicated. Upon execution, MPG will make a cash payment of $150,000, issue 850,000 shares of MPG stock to EMX and 1,000,000 stock options, with each option being exercisable for one share of MPG at a price of AUD $0.34 for 36 months.

Pursuant to the agreement, MPG can acquire 100% interests in the Projects during a fifteen month option period by:

  Paying EMX an additional $200,000
  Completing 10,000 meters of drilling on the Projects
  Issuing an additional 2,325,000 shares of MPG to EMX
  Issuing an additional 1,000,000 options to EMX that will be exercisable over a 36 month period from date of issue

Upon completing the option period requirements, MPG will earn a 100% interest in each project with EMX retaining:

  A 2.5% NSR royalty ("NSR Royalty") on each project for gold and base metals
  A 5% gross royalty ("Gross Royalty") on each project for mineral sands and other non-refined mineral products
  Advance royalty payments that commence upon the second anniversary of the execution of the option agreement. These will be set at 20 ounces of gold per year per project, escalating to 40 ounces of gold per year per project upon publication of maiden JORC compliant resources, and further escalating to 65 ounces of gold per year if a resource that contains greater than 1.5 million ounces of gold (or gold equivalent) is defined
  Milestone payments of $250,000 in cash or MPG shares upon publication of a maiden JORC complaint resource at each of the Yarrol and Mt Steadman projects

Within 51 months of executing the agreement, MPG will have the right to re-purchase 0.5% of the NSR Royalty on each project for $2 million and 250 ounces of gold to repurchase 1.25% of the Gross Royalty on each project, and another 750 ounces of gold to re-purchase an additional 1.25% of the Gross Royalty on each project.

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Yarrol Project. The 55,960 Ha Yarrol Project is located between EMX's Queensland Gold project and Evolution Mining's Mt Rawdon gold mine and is positioned along the regional scale Yarrol Fault zone. Several other historical mines and active exploration projects also lie along the Yarrol Fault structural trend.

Yarrol was the site of historical gold mining activities in the 1800's through the 1930's, with historical gold production averaging ~10 g/t.1 Further exploration and assessments conducted in the 1980's and 1990's led to the definition of two historical gold resources (see notes regarding the historical mineral resources below). Gold mineralization at Yarrol is present as quartz sulfide veins and zones of silicification developed in and around Permian-aged dioritic intrusions. EMX conducted a two-hole confirmation drill program in late 2022, resulting in the intersection of 17.8 meters averaging 4.01 grams per tonne (g/t) gold from 61 meters in drill hole DD22-YA187, and 12 meters at 0.91 g/t gold from 92 meters in drill hole DD22-YA188 (see EMX News Release dated November 14, 2022)2.

In late 2021, while conducting exploration programs to expand the known zones of gold mineralization, EMX geologists encountered zones of cobalt-enriched manganese oxide mineralization on the northern side of the Project area. This led to an expansion of the land position, as well as new exploration programs targeting the manganese and cobalt mineralization. Surface sampling programs demonstrated that the zones of manganese oxide mineralization encountered in the field consistently averaged over 1% cobalt, accompanied by enrichments in both nickel and copper (see EMX news release dated January 4, 2022).

Through 2022 and early 2023, EMX continued to advance the Company's understanding the manganese-cobalt mineralization with surface sampling programs and reconnaissance-style shallow drilling with an air core drill rig. These techniques helped map out the manganese oxide horizons, which vary from tens of centimeters to several meters in thickness and appear to extend for several kilometers along strike. Also present are considerable thicknesses of heavy mineral sands accumulations in beds up to tens of meters in thickness. EMX and MPG are now studying ways to approach further assessments of both the manganese-cobalt mineralization and the heavy mineral sands potential on the project.

Mt Steadman Project. The 5,700 hectare Mt Steadman project is an intrusion-related gold system ("IRGS") in the New England Orogenic Belt in Queensland, Australia, a province that hosts IRGS-type gold, porphyry and epithermal deposits. Mt Steadman is located along the Perry Fault system, a major structural feature in the area. The Mt Steadman project was the focus of exploration in the 1990's when shallow reconnaissance drilling programs led to the recognition and definition of historical gold resources. However little exploration has taken place since (see EMX News Release dated April 26, 2021).

Several historic mines are located on the Mt Steadman project (Mt Steadman, Venus and London), and were initially worked in the 1880's with periodic production continuing into the 1940's3.  Historic drilling in the vicinity of the Venus and London mines yielded intercepts of 2 meters of 110 g/t gold from an in-hole depth of 20 meters and 2 meters of 1.25 g/t gold from an in-hole depth of 8 meters4.

In the 1990's mineralized sheeted vein swarms (IRGS style mineralization) were recognized at the Fitzroy prospect, where over 4000 meters of shallow drilling led to the definition of historic gold resources1. Examples of historical drill intercepts at Mt Steadman's Fitzroy prospect include reverse circulation drill holes with intercepts that include 23 meters from surface averaging 1.04 g/t gold in drill hole RC95MS7, 24 meters from surface averaging 1.13 g/t gold in RC85MS10, and 26 meters from surface averaging 1.00 g/t in RC95MS44 (true widths unknown).

1 Independent Geological Report for MGT Mining Ltd, 2010. https://www.nsx.com.au/ftp/news/021723444.PDF. EMX has not performed sufficient work to verify historical sample results and production figures, however, from EMX's field reviews of the Yarrol property, these data are considered to be reliable and relevant.

2 True widths remain unknown, but are estimated to be in the 50-75% range of the reported drilled interval. The interval was calculated assuming a cutoff of 0.5 g/t gold.

3 Krcmarov, R.L. & Medina, C.C., 1991; Mt Steadman Exploration Permit for Minerals 8093 - First Annual Report Ending 18 August 1991. Homestake Gold Australia Ltd., December 1991 GSQ | GSQ (data.qld.gov.au) Report CR24165.

4 The historical drilling was completed by Probe Resources in 1995 and 1996 and reported to Queensland Geologic Survey. EMX has not done sufficient work to classify these results as compliant with NI 43-101 regulation, these results should not be relied upon until they are confirmed. However, EMX believes these results are reliable and relevant.

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Planned MPG Work Programs. MPG has notified EMX that it intends to continue surface sampling work and additional drilling on the Projects in 2023. Drilling by MPG will initially focus on the zones of cobalt-rich manganese mineralization at the Yarrol project in addition to preliminary metallurgical test work on the cobalt rich manganiferous materials and heavy mineral sands occurrences.

The Yarrol Cobalt Project has recently been awarded a Queensland Government Collaborative Exploration Initiative ("CEI") grant for AUD $223,300.  The CEI grant will support a passive seismic geophysics survey over the 2km by 4km basalt plateau that caps the manganese-cobalt mineralization, with a goal of better defining the sub horizontal stratigraphic section that hosts the manganese-cobalt mineralization. EMX personnel will assist MPG is executing these work programs.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

Comments on Sampling, Assaying, and QA/QC. EMX's drill and surface samples were collected in accordance with accepted industry standards and best practices. The samples were submitted to ALS Laboratories in Brisbane for sample preparation and analysis.  Gold was analyzed by Au_AA24 fire assay and AAS (50 g nominal sample weight) method, and multi-element analyses were performed by an ME-MS61 method combining a four-acid digestion with ICP-MS finish.  As standard procedure, the Company conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks, and field duplicates.

Comments on Historical Mineral Resources at Yarrol and Nearby Mines and Deposits.  The historical mineral resources at Yarrol were reported in 2010 by MGT Mining Ltd, which was a publicly traded Australian company (ASX:MGT) at the time of publication. Discussions of these projects and historic resources can be found at: https://www.nsx.com.au/ftp/news/021723444.PDF. EMX has not done sufficient work to verify the historical resources, but considers the published historical estimates to be relevant and reliable.

The nearby mines and deposits in the region provide geologic context for EMX's Project, but this is not necessarily indicative that the Project hosts similar mineralization.

About EMX. EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX, and also trade on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 973-8585 Dave@emxroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@emxroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture
Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserve and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended December 31, 2022 (the "MD&A"), and the most recently filed Revised Annual Information Form (the "AIF") for the year ended December 31, 2022, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

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Figure 1. Location map for the Yarrol and Mt Steadman projects

EMX ROYALTY CORP
THE ROYALTY GENERATOR
152°E
153°E
Triumph
Queensland Gold
EMX
Many Peaks
Mt Cannindah
Yarrol Project - EMX
25°S
Mt Rawdon
2.0 Moz Au
Produced
Mt Steadman Project - EMX
EMX Royalty Property
Nearby Deposits/Projects
Active Mine
N
0
30
60
km

Historical production from Mt Rawdon totals 2.0 million ounces of gold since 2011. 5

5 Mt Rawdon historic production numbers are cited from Evolution Mining website (2023/04/27).
https://evolutionmining.com.au/wp-content/uploads/2023/04/Mt-Rawdon-fact-sheet-FY23F.pdf

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Figure 2. Geological Map and Drill Hole Locations at Yarrol

EMX ROYALTY CORP
THE ROYALTY GENERATOR
330000
335000
7245000
7240000
7235000
7230000
Magpie (Au) Project
Yarrol (Co) Project
Limestone Creek (Au) Project
Yarrol (Au) Project
Projects
Drill Holes
Yarrol Project Outline
Folds
Faults
Alluvium
Sediments
Channer Creek beds
Doonside Formation
Lorray Formation
Mount Alma Formation
Owl Gully Volcanics
Diorite
Rockhampton Group
Three Moon Conglomerate
Yarrol Formation
N
4 Km
Projection: MGA Zone 56 (GDA94)

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Figure 3. Gold mineralization, historic soil anomalies and mine workings in the Chowey
Goldfield, Mt Steadman Project

N
500 m
Fitzroy North
Venus
London Ext
London
Mt Steadman
Fitzroy Historic Resource
inset of Chowey Goldfield
Mt Steadman License
Collar
Historic Prospect
Historic Soil Results
Au (ppm)
0.03 - 0.10
0.10 - 0.20
0.20 - 4.53
EMX ROYALTY CORP
Date: April 2023

Historic soils results were collected by Probe Resources in 1995 and additional soils were collected by MGT Mining in 2019 to refine the anomaly.6

6 Soil results are reported in MGT Mining Annual Report EPM 12834 for reporting period ending in December 2019. EMX has not performed sufficient work to verify the published assay data, and these data should not be relied upon until they can be confirmed. However, EMX considers the results to be reliable and relevant.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com